Goodwin Procter LLP Three Embarcadero Center, 28th Floor San Francisco, CA 94111 goodwinlaw.com +1 (415) 733-6000

May 10, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street NE

Washington, DC 20549

Attention: Cindy Polynice

Alan Campbell

Angela Connell

Gary Newberry

Re:	Sagimet Biosciences Inc.
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted on April 25, 2023
CIK No. 0001400118

Ladies and Gentlemen:

This letter is confidentially submitted on behalf of Sagimet Biosciences Inc. (the “Company”) in response to the oral comment of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1, confidentially submitted on April 25, 2023 (the “Draft Registration Statement”), as received by Goodwin Procter LLP, the Company’s counsel, via telephone on May 9, 2023. The Company is concurrently submitting Amendment No. 2 to the Draft Registration Statement (“Amendment No. 2”), which includes changes to reflect the response to the Staff’s oral comment and other updates.

In addition to submitting this letter via EDGAR, we are sending via email a copy of each of this letter and Amendment No. 2 (marked to show changes from the Draft Registration Statement).

The Company acknowledges the Staff’s oral comment and has revised its disclosure on page 90 of Amendment No. 2 to reflect the Staff’s oral comment and remove the reference to “first-in-class” in response to the Staff’s oral comment regarding the same.

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If you should have any questions regarding the enclosed matters, please contact me at (445) 207-7805.

Sincerely,

/s/ Rachael M. Bushey, Esq.
Rachael M. Bushey, Esq.

Enclosures

cc:	David Happel, Sagimet Biosciences Inc. Dennis Hom, Sagimet Biosciences Inc. Elizabeth Rozek, Sagimet Biosciences Inc. Marianne Sarrazin, Goodwin Procter LLP
Alicia Tschirhart, Goodwin Procter LLP John T. McKenna, Cooley LLP Natalie Y. Karam, Cooley LLP Denny Won, Cooley LLP